KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$253.5	$325.6
Add:
Fixed charges	119.8	113.5
Amortization of capitalized interest	0.8	1.0
Distributed income of equity investees	56.5	112.8
Less:
Interest capitalized from continuing operations	(10.7)	(10.7)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(0.1)	(0.1)

Income as adjusted	$419.8	$542.1

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$115.4	$108.7
Add:
Portion of rents representative of the interest factor	4.4	4.8

Fixed charges	$119.8	$113.5

Ratio of earnings to fixed charges	3.50	4.78